N E W S R E L E A S E

October 5, 2004	TSX Venture Exchange: CPQ

DRILLING AT RODEO INTERSECTS 2.0 GRAMS OF GOLD PER TONNE OVER 29.0
METERS; NEW ZONE DISCOVERED

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to report the remaining drill holes from its Phase II program that followed the discovery of significant gold values discovered near surface earlier this year. One of the three holes intersected very good values near surface on the West Vein Swarm and the other two holes encountered excellent values on a new zone.

At the West Vein Swarm, hole BR-21 intersected 2.04 grams of gold per tonne over 29 meters (0.06 ounces of gold per ton over 95.1 feet), including 3.55 grams of gold per tonne over eight meters (0.10 ounces of gold per ton over 26.2 feet). BR-21 is located close to BR-2 which intersected 2.52 grams of gold per tonne over 36 meters (0.07 ounces of gold per ton over 118 feet). The West Vein Swarm is interpreted to be a shallow-dipping, brecciated, silicified volcanic unit mineralized with gold. The hole encountered technical difficulties from 46 to 80 meters that precluded sampling.

Selected Rodeo Project Drill Results - October 2004
	Coordinates		From	To	Interval	Gold	Interval	Gold
	North	East	in meters	in meters	in meters	in g/t	in feet	in oz./ton
West Vein Swarm
BR-2*	607N	629E	1	37	36	2.52	118.1	0.07
		incl.	9	19	10	5.28	32.8	0.15
BR-3*	574N	646E	3	36	33	2.98	108.3	0.09
		incl.	13	24	11	6.24	36.1	0.18
BR-6*	490N	698E	7	35	28	5.94	88.6	0.17
		incl.	8	24	16	7.9	52.5	0.23
BR-21	630N	660E	17	46	29	2.04	95.1	0.06
		incl.	24	32	8	3.55	26.2	0.10
		and	37	44	7	2.51	23.0	0.07
* Previously reported

Drilling at the West Vein Swarm has now outlined gold mineralization over a strike length of least 200 meters and a width of 60 meters. The zone is open to the south and to the northeast.

In addition to the drilling completed on the West Vein Swarm, two other holes (BR-18 and BR-19) were drilled on a parallel vein structure (the Ridge Vein) located 100 meters to the west. The Ridge Vein is characterized by jasperoid silica and intense silica-replaced volcanics which host anomalous gold values at surface. BR-18 and BR-19 were designed to test this vein at depth but ground conditions prevented either hole from reaching its target. However, both holes intersected gold mineralization in a new zone that does not outcrop. Collared approximately 35 meters on strike from BR-18, BR-19 intersected 1.35 grams of gold per tonne over 17 meters (0.04 ounces of gold per ton over 55.8 feet), including 4.23 grams of gold per tonne over three meters (0.12 ounces of gold per ton over 9.8 feet).

Selected Rodeo Project Drill Results - October 2004
	Coordinates		From	To	Interval	Gold	Interval	Gold
	North	East	in meters	in meters	in meters	in g/t	in feet	in oz./ton
Ridge Vein Area
BR-18*	437N	561E	33	80	47	0.57	154.3	0.02
		incl.	44	49	5	1.66	16.4	0.05
BR-19	470N	560E	33	50	17	1.35	55.8	0.04
		incl.	44	47	3	4.23	9.8	0.12
* Previously reported

Gold mineralization in BR-18 and BR-19 intersected a previously unknown zone between the West Vein Swarm and the Ridge Vein which highlights the Rodeo property’s excellent exploration potential.

Results are being compiled and recommendations for further work on the Rodeo property are pending. In addition, planning is underway for ground geophysical work at the El Rincon gold property and a drilling program at Canplats’ wholly-owned Yerbabuena gold project. All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101.

Canplats is a well-financed junior gold exploration company with cash of approximately $1.2 million. In addition to core holdings at Rodeo and Yerbabuena, where drilling is expected to commence this fall, the company continues to seek other gold projects in Mexico with exceptional exploration potential.

About Canplats Resources Corp.
Canplats is a well-financed exploration company with a focus on gold in Mexico.

For further information, contact:

Corporate Information	Investor Inquiries
Canplats Resources Corporation	G2 Consultants Corporation
R.E. Gordon Davis	NA Toll-Free: (866) 742-9990
Chairman, President and C.E.O	Tel: (604) 742-9990
Direct: (604) 484-8220	Fax: (604) 742-9991
canplats@g2consultants.com
Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.